May 13, 2025

Kate Beukenkamp and/or Dietrich Kind

Department of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission,

100 F Street,

Washington, D.C. 20549-0510.

Re:	Acceleration Request for Sentinel Holdings Ltd.
Registration Statement on Form S-1 File Number: 333-282424

Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Sentinel Holdings Ltd. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective as soon as practicable on May 13, 2025. This is a secondary offering and no underwriters are involved.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with The Law Offices of Davis & Associates.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Don Davis at Davis & Associates via telephone at (213) 400 2007 or via e-mail at don@securities-attys.com.

Thank you in advance for assistance in this matter

Respectfully submitted.

Kip Eardley, Chief Executive Officer

Sentinel Holdings Ltd

cc to Donald G. Davis at don@securities-attys.com